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UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52511

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JUN 03 2025
Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/24___ AND ENDING ___03/31/25___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LetsGoTrade, Inc. DBA ChoiceTrade**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 Milltown Road - Suite 2B

(No. and Street)

East Brunswick	**New Jersey**	**08816**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald Buckner	**877-731-9114**	rbuckner@choicetrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8, Wazipur Ind. Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2003	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ronald Buckner__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __LetsGoTrade, Inc. DBA ChoiceTrade__ , as of __5/28__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICHOLAS K ZABLOCKI
Notary Public, State of New Jersey
Comm. # 50103848
My Commission Expires 04/25/2029

Signature:

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

MERCURIUS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders' of
LetsGoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc. (the "Company") as of March 31, 2025 and as of March 31, 2024 and the related notes to the statement (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of March 31, 2025 and March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
May 28, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India


LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31
(Amounts in USD)


	2025	2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$31,488	$47,375
Clearing Firm Accounts	171,615	212,024
Other Receivables	27,791	4,798
Prepaid Expenses (Note 3)	12,776	12,750
Total Current Assets	243,670	276,947
Other Assets:		
Due from Related Party	51,583	90,133
Deferred Tax Asset (Note 14)	1,800	2,280
Total Other Assets	53,383	92,413
TOTAL ASSETS	297,053	369,360
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 5)	53,314	70,224
Accrued Expenses	7,070	11,187
Income Tax Payable	-	1,806
Total Current Liabilities	60,384	83,217
Non-Current Liabilities:		
Deferred Income (Note 6)	45,000	57,000
Total Non-Current Liabilities	45,000	57,000
Stockholders' Equity:		
Common Stock (Note 10)	1,000	1,000
Preferred Stock (Note 10)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated Surplus	44,215	81,689
Total Stockholders' Equity	191,669	229,143
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$297,053	$369,360

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 1 – Nature of Business

LetsGoTrade, Inc. (the Company) was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. The company is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. The Company does business under the name ChoiceTrade. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset.

B. Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, payments from Exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Security transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 2 - Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

E. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the estimates that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

F. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 2 - Summary of Significant Accounting Policies (continued)

G. Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

H. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2025 and 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period April 1, 2023 through March 31, 2025, the Company files tax returns in the United States Federal and the Commonwealth of Puerto Rico. These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets:

Prepaid expenses represent regulatory fees. Other current assets represent other advances.

Note 5 – Accounts Payable

Accounts Payable includes amounts due to venders and officers of the Company. (See Note 8)

Note 6 – Deferred Income

Between August and September 2021, the company received amounts totaling $100,000 in conjunction with a marketing referral agreement dated June 16, 2021. Pursuant to the terms of the agreement, the referrer charges a specified ongoing fee to the accounts opened by the company and remunerates half of such fee to the company. The $100,000 received was deemed to be prepayment for such fees. On August 19, 2021, it was memorialized that the entirety of the $100,000 amount would be deemed earned when received and non-refundable, however, to better match revenue with the associated expense, the company recorded this amount as deferred income. Through March 31, 2025, the company recognized $45,000 of income, reducing the deferred balance based on actual referred business or minimums due. On March 30, 2023, the balance was further reduced by $10,000 in conjunction with an amendment to the agreement, whereby the $10,000 was deemed to be reimbursement for software development to support the business. The balance of deferred income as at March 31, 2025 and 2024 was $45,000 and $57,000 respectively. (See Note 12)

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 7 - Commitments

The Company leases office space on a month-to-month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $75 per month.

Note 8 – Related Party Transactions

The company utilizes a service company owned by an officer. During the year, the Company paid $314,600 as consulting expense and as of March 31, 2025, the Company has no outstanding balance.

As of March 31, 2025, the Company has a net payable of $5,979 to another officer of the Company. Additionally, the Company has a net receivable of $51,583 from ChoiceTrade Holdings, Inc. ("CTH") as of March 31, 2025.

A family member of an officer is employed by the company for clerical work and was paid $21,620 for the year ended March 31, 2025.

On March 1, 2025, the company agreed to pay CTH $25,000 quarterly for administrative and consulting services including management, technical consulting, marketing, web hosting sponsorship, business development, and other administrative services. As of March 31, 2025, $8,333 of this quarterly amount has been accrued. Additionally, during the year ended March 31, 2025, the company agreed to pay CTH $129,267 for various software development and other special projects.

During the year ended March 31, 2025, the Company has paid a dividend of $169,500 on its preferred shares which are owned by the CEO of the Company and payroll and consulting expense of $57,260 to the CEO. Additionally, the CEO has been reimbursed $124,757 for the expenses paid by him on behalf of the Company.

Note 9 – Regulatory Requirements

LetsGoTrade, Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $7,026 in 2025 and $9,348 in 2024. The Company had amounts in relation to the Rule as follows:

	2025	2024
Net Capital	$ 97,719	$ 119,182
Required Net Capital	7,026	9,348
Excess Net Capital	$ 90,693	$ 109,834

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	2025	2024
Aggregated Indebtedness	$ 105,384	$ 140,217
Net Capital	$ 97,719	$ 119,182
Ratio	1.08 to 1	1.18 to 1

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 10- Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Common Stock, $.01 par value in the Puerto Rico corporation. As of March 31, 2025 and 2024, the shares issued and outstanding were 100,000.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Thousand (1,000) shares of Preferred Stock, $.01 par value per share, non-cumulative in the Puerto Rico corporation. As of March 31, 2025 and 2024, the shares issued and outstanding were 100. During the year ended March 31, 2025 and 2024, dividends totaling $169,500 and $112,000, respectively, were paid on preferred shares.

Note 11- Subsequent Events

The Company has evaluated subsequent events through May 28, 2025, the date which the financial statements were available to be issued. Management has determined that there were no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Note 12- Recently Issued Accounting Standards

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

Financial Accounting Standards Board ("FASB") issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of March 31, 2025.

There were no other new accounting pronouncements during the year ended March 31, 2025 that we believe would have a material impact on our financial position or results of operations.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 13- Segment Reporting

The Company is engaged in a single line of business as a broker-dealer and is comprised solely of agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived 30% of total revenues earned during the year ended March 31, 2025 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 14- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation who becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

The provision for income tax for the year ended March 31, 2025 and 2024, consists of the following:

	2025	2024
Current year income tax	$ 5,072	$ 5,856
Decrease in deferred tax asset	480	480
Prior Year Tax Adjustments	118	0
Tax Penalties	1,102	0
Provision for income tax	$ 6,772	$ 6,336

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 14- Income Taxes (continued)

As of March 31, 2025 and 2024, the Company does not have unrecognized tax benefits in its financial statements. During the year ended March 31, 2025 and 2024, the Company incurred tax penalties of $1,102 and $0 respectively, on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

The significant components of deferred tax assets and liabilities are as follows:

	March 31, 2025	March 31, 2024
Net Income	$ 132,506	$ 152,547
Adjustment due to timing difference	(480)	(480)
Adjusted Income due to timing difference	132,026	152,067
Deferred Tax Assets	1,800	2,280
Net Deferred Tax Assets	1,800	2,280

Note 15- Litigation, Claims & Assessments

As of the date of these financial statements, the Company is not involved in any litigation, nor are there any claims or assessments pending or, to management's knowledge, threatened against the Company that would have a material adverse effect on its financial position, results of operations, or cash flows.

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

MERCURIUS

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders' of
LetsGoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc. (the "Company") as of March 31, 2025 and as of March 31, 2024 and the related notes to the statement (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of March 31, 2025 and March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
May 28, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31
(Amounts in USD)

	2025	2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$31,488	$47,375
Clearing Firm Accounts	171,615	212,024
Other Receivables	27,791	4,798
Prepaid Expenses (Note 3)	12,776	12,750
Total Current Assets	243,670	276,947
Other Assets:		
Due from Related Party	51,583	90,133
Deferred Tax Asset (Note 14)	1,800	2,280
Total Other Assets	53,383	92,413
TOTAL ASSETS	297,053	369,360
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 5)	53,314	70,224
Accrued Expenses	7,070	11,187
Income Tax Payable	-	1,806
Total Current Liabilities	60,384	83,217
Non-Current Liabilities:		
Deferred Income (Note 6)	45,000	57,000
Total Non-Current Liabilities	45,000	57,000
Stockholders' Equity:		
Common Stock (Note 10)	1,000	1,000
Preferred Stock (Note 10)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated Surplus	44,215	81,689
Total Stockholders' Equity	191,669	229,143
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$297,053	$369,360

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 1 – Nature of Business

LetsGoTrade, Inc. (the Company) was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. The company is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. The Company does business under the name ChoiceTrade. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset.

B. Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, payments from Exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Security transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 2 - Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

E. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the estimates that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

F. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 2 - Summary of Significant Accounting Policies (continued)

G. Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

H. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2025 and 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period April 1, 2023 through March 31, 2025, the Company files tax returns in the United States Federal and the Commonwealth of Puerto Rico. These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets:

Prepaid expenses represent regulatory fees. Other current assets represent other advances.

Note 5 – Accounts Payable

Accounts Payable includes amounts due to venders and officers of the Company. (See Note 8)

Note 6 – Deferred Income

Between August and September 2021, the company received amounts totaling $100,000 in conjunction with a marketing referral agreement dated June 16, 2021. Pursuant to the terms of the agreement, the referrer charges a specified ongoing fee to the accounts opened by the company and remunerates half of such fee to the company. The $100,000 received was deemed to be prepayment for such fees. On August 19, 2021, it was memorialized that the entirety of the $100,000 amount would be deemed earned when received and non-refundable, however, to better match revenue with the associated expense, the company recorded this amount as deferred income. Through March 31, 2025, the company recognized $45,000 of income, reducing the deferred balance based on actual referred business or minimums due. On March 30, 2023, the balance was further reduced by $10,000 in conjunction with an amendment to the agreement, whereby the $10,000 was deemed to be reimbursement for software development to support the business. The balance of deferred income as at March 31, 2025 and 2024 was $45,000 and $57,000 respectively. (See Note 12)

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 7 - Commitments

The Company leases office space on a month-to-month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $75 per month.

Note 8 – Related Party Transactions

The company utilizes a service company owned by an officer. During the year, the Company paid $314,600 as consulting expense and as of March 31, 2025, the Company has no outstanding balance.

As of March 31, 2025, the Company has a net payable of $5,979 to another officer of the Company. Additionally, the Company has a net receivable of $51,583 from ChoiceTrade Holdings, Inc. ("CTH") as of March 31, 2025.

A family member of an officer is employed by the company for clerical work and was paid $21,620 for the year ended March 31, 2025.

On March 1, 2025, the company agreed to pay CTH $25,000 quarterly for administrative and consulting services including management, technical consulting, marketing, web hosting sponsorship, business development, and other administrative services. As of March 31, 2025, $8,333 of this quarterly amount has been accrued. Additionally, during the year ended March 31, 2025, the company agreed to pay CTH $129,267 for various software development and other special projects.

During the year ended March 31, 2025, the Company has paid a dividend of $169,500 on its preferred shares which are owned by the CEO of the Company and payroll and consulting expense of $57,260 to the CEO. Additionally, the CEO has been reimbursed $124,757 for the expenses paid by him on behalf of the Company.

Note 9 – Regulatory Requirements

LetsGoTrade, Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $7,026 in 2025 and $9,348 in 2024. The Company had amounts in relation to the Rule as follows:

	2025	2024
Net Capital	$ 97,719	$ 119,182
Required Net Capital	7,026	9,348
Excess Net Capital	$ 90,693	$ 109,834

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	2025	2024
Aggregated Indebtedness	$ 105,384	$ 140,217
Net Capital	$ 97,719	$ 119,182
Ratio	1.08 to 1	1.18 to 1

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 10- Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Common Stock, $.01 par value in the Puerto Rico corporation. As of March 31, 2025 and 2024, the shares issued and outstanding were 100,000.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Thousand (1,000) shares of Preferred Stock, $.01 par value per share, non-cumulative in the Puerto Rico corporation. As of March 31, 2025 and 2024, the shares issued and outstanding were 100. During the year ended March 31, 2025 and 2024, dividends totaling $169,500 and $112,000, respectively, were paid on preferred shares.

Note 11- Subsequent Events

The Company has evaluated subsequent events through May 28, 2025, the date which the financial statements were available to be issued. Management has determined that there were no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Note 12- Recently Issued Accounting Standards

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

Financial Accounting Standards Board ("FASB") issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of March 31, 2025.

There were no other new accounting pronouncements during the year ended March 31, 2025 that we believe would have a material impact on our financial position or results of operations.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 13- Segment Reporting

The Company is engaged in a single line of business as a broker-dealer and is comprised solely of agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived 30% of total revenues earned during the year ended March 31, 2025 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 14- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation who becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

The provision for income tax for the year ended March 31, 2025 and 2024, consists of the following:

	2025	2024
Current year income tax	$ 5,072	$ 5,856
Decrease in deferred tax asset	480	480
Prior Year Tax Adjustments	118	0
Tax Penalties	1,102	0
Provision for income tax	$ 6,772	$ 6,336

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2025 and 2024

Note 14- Income Taxes (continued)

As of March 31, 2025 and 2024, the Company does not have unrecognized tax benefits in its financial statements. During the year ended March 31, 2025 and 2024, the Company incurred tax penalties of $1,102 and $0 respectively, on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

The significant components of deferred tax assets and liabilities are as follows:

	March 31, 2025	March 31, 2024
Net Income	$ 132,506	$ 152,547
Adjustment due to timing difference	(480)	(480)
Adjusted Income due to timing difference	132,026	152,067
Deferred Tax Assets	1,800	2,280
Net Deferred Tax Assets	1,800	2,280

Note 15- Litigation, Claims & Assessments

As of the date of these financial statements, the Company is not involved in any litigation, nor are there any claims or assessments pending or, to management's knowledge, threatened against the Company that would have a material adverse effect on its financial position, results of operations, or cash flows.